Exhibit 99.173

CONSENT OF DUNDEE SECURITIES LTD.

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the Management Information Circular of the Company dated January 10, 2012, which includes reference to Dundee Securities Ltd (“Dundee”) in connection with the Fairness Opinion from Dundee dated December 5, 2011 and (2) the Management Information Circular of the Company dated May 28, 2012, which includes reference to Dundee in connection with the Fairness Opinion from Dundee dated April 13, 2012.

DUNDEE SECURITIES LTD.

    /s/ David G. Anderson
Name: David G. Anderson
Title: Vice Chairman, Investment Banking

Date: November 15, 2013